Exhibit 99.1

Afya Limited Announces Fourth Quarter and Full Year 2019 Financial Results

Growth Across All Financial Metrics Driven by Both Organic Growth and Successful
M&A strategy; Strong Execution Delivers 2H19 Guidance

Nova Lima, Brazil, March 26, 2020 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group in Brazil, today reported financial and operating results for the three- and twelve-month periods ended December 31, 2019. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards.

Fourth quarter 2019

•	Net Revenue grew by 107.9% year over year (YoY) reaching R$220.8 million, reflecting Afya’s organic growth and Medcel, IPEMED, FASA and IPEC acquisitions in 2019.

•	Adjusted EBITDA of R$87.4 million, up 127.0% YoY, with Adjusted EBITDA margin expanding 330 basis points (bps) to 39.6% from 36.3% in 4Q18.

•	Adjusted Net Income of R$71.8 million, up 151.7% YoY

Full year 2019

•	Acquisitions from 2019 increased Afya’s total 2020 medical school seats to 1,866.

•	Net Revenue grew by 124.8% YoY reaching R$750.6 million, reflecting Afya’s organic growth and acquisitions. Pro forma Net Revenue¹ of R$ 829.7million in 2019.

•	Adjusted EBITDA of R$293.7 million up 145.0% YoY, with Adjusted EBITDA margin expanding 320 bps to 39.1%, up from 35.9% in 2018. Pro forma Adjusted EBITDA¹ of R$ 321.8 million in 2019.

•	Adjusted Net Income of R$237.0 million, up 137.4% YoY.

•	Cash conversion of 96.5% with a solid cash position of R$943.2 million at year-end 2019.

Financial Highlights	Fourth Quarter			Full Year
(in thousand of R$)	2019	2018	% Chg	2019	2018	% Chg
(a) Net Revenue	220,846	106,240	107.9%	750,630	333,935	124.8%
(b) Pro forma Net Revenue¹	220,747	-	-	829,731	-	-
(c) Adjusted EBITDA²	87,414	38,515	127.0%	293,657	119,876	145.0%
(d) = (c )/(a) Adjusted EBITDA Margin²	39.6%	36.3%	9.2%	39.1%	35.9%	9.0%
(e) Adjusted EBITDA comparable to Guidance³	85,534	38,515	122.1%	319,720	-	-
(f) Adjusted EBITDA Margin comparable to Guidance³	39.2%	36.3%	-	38.6%	-	-
(g) Pro forma Adjusted EBITDA¹ ²	87,414	-	-	321,843	-	-
(h) = (e)/(b) Pro forma Adjusted EBITDA¹ ² Margin	39.6%	-	-	38.8%	-	-
(i) Adjusted Net Income	71,850	28,541	151.7%	236,973	99,840	137.4%

1. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.

2. See more information on "Non-GAAP Financial Measures" (Item 10).

3. Guidance excludes any acquisition consummated in the 2H2019 (IPEC results).

Subsequent Events

•	On January 31, 2020, Afya announced the closing of the acquisition of 100% of UniRedentor for R$225 million. The acquisition contributed 112 medical school seats to Afya, with a potential 44 additional medical school seats subject to approval by the Brazilian Ministry of Education.

•	On February 11, 2020, Afya raised approximately US$86.6 million (after deducting underwriting discounts and commissions and before expenses) from a follow-on public offering.

1 - Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019. See more information on "Unaudited Pro Forma Condensed Consolidated Financial Information”.

•	On February 21, 2020, Afya announced that signed a purchase agreement to acquire Centro Universitário São Lucas, or UniSL, for R$341.6 million, including net debt of R$140.1 million. If concluded, the acquisition will contribute 182 medical school seats to Afya, with 100 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$80 million.

•	On March 18, 2020, Afya announced that it had appointed Luis André Blanco as Chief Financial Officer effective April 20, 2020.

2. CEO Statement

“We are very pleased with Afya’s performance throughout its first year as a public company. In 2019, we delivered strong topline growth, profitability and cash generation towards the higher end of 2H19 guidance range. We have made significant progress with our strategic objectives, creating the foundations for Afya´s highly predictable and sustainable growth. Moreover, synergies from our first round of acquisitions are starting to materialize, supporting an attractive 1H20, as indicated in our new guidance.

We have executed meaningful M&A transactions after IPO, including the acquisition of UniRedentor, IPEC in 2019 and the recent agreement to acquire UniSL, which combined, contributed 414 additional medical school seats to our network. Importantly, with these acquisitions, we have strengthened our presence in both business units, and in less than one year, we have reached more than 40% of our target to acquire at least 1,000 medical school seats in up to three years after IPO. This track record underscores our commitment with shareholders and natural position as a consolidator in the medical education segment.

Our strong operational performance was also driven by organic growth and our ability to successfully integrate recent acquisitions, driving synergies and cost efficiencies. Out of the 11 companies acquired over the last two years, six have already been fully integrated, other three will be integrated by the end of 1H20, while UniRedentor and UniSL should be integrated along 2H20.

We have more than tripled our medical student’s base since 2017. In 2019, through a combination of organic growth and M&A, our Business Unit 1 (BU-1) delivered a solid increase of 218.7% in our undergraduate medical school students. Our medical school average monthly ticket, now at approximately R$8,000, has increased 8,5% since the IPO. Noteworthy, we have a virtually 100% occupancy rate, with new classes completely filled, and eventual drop-outs readily replaced. Moreover, our BU-2 has expanded its student base and also opened three new graduate degree campuses in the 1Q20.

More recently, we have introduced an online tutoring and mentoring platform to drive engagement and enhance the learning experience of our undergraduate, test prep and graduate students. Additionally, we have signed an important partnership with the prestigious Brazilian Cancer Foundation to enhance and develop new content. In February 2020, we raised US$86.6 million in a follow-on equity offering, which give us financial flexibility to capture future growth opportunities in a large and fragmented market.

Looking into 2020, we are excited with our M&A pipeline and with our organic growth projects. We expect to launch this year four out of the seven Mais Médicos medical school campuses and the other three units should be opened along 2021.

Finally, we continue to monitor the potential impact of COVID-19. We have successfully concluded most of our admissions cycle of 1H20 and our academic operations were running according to schedule until the temporary interruption announced in March 17, 2020. As authorities toughen up the response to the virus spread, new decrees mandating interruptions of on-campus classes for longer periods have been issued. As an answer to this interruption, we are replacing all non-practical on-site classes to our online platform to minimize the impact on the academic calendar and also running our corporate and administrative processes with all employees in home office. If the interruption of activities lasts longer (more than one month), we may anticipate the middle year vacations to avoid any critical change on our academic schedule, minimizing the impact to our students, professors and in our 1H20 results.

Our executive committee in charge of COVID-19 is working hard to minimize its impact to our students, employees and all stakeholders and aware of the unprecedented challenges created by COVID-19. Regarding our mission to transform medical education in Brazil and our social responsibility during this period, we decided to open our online platform during the quarantine period in order to minimize the impact of COVID-19 on others medical institutions. Medical students from public and private schools will be able to access our platform to enhance their learning process during these challenging moments.

We remain confident in our strategy, in the financial robustness of our business and in Afya’s contribution of high quality medical professionals who will help our society to overcome COVID-19 and all future consequences derived from this crisis .

3. 2H19 Guidance Delivered

When adjusting the reported results to be comparable with how guidance was presented (see reconciliation tables at page 14), Afya delivered above the mid-point range of 2H19 guidance.

•	Net Revenue reached R$424.1mn in 2H19, compared with the guidance range of R$415-430 million, placing the actual net revenues slightly above the mid-point of the guidance. For the full year of 2019, Afya’s net revenues reached R$826.3mn under the same metrics.

•	Adjusted EBITDA reached R$167.3mn in 2H19, resulting in a margin of 39.5%. This compares with the guidance range of 38-40%, placing actual margin closer to the top end of the guidance range.

Considering the adjusted EBITDA range of R$157.7 - 172.0 implied by the net revenues and margin guidance, the actual adjusted EBITDA corresponds to 101% of the mid-point of the range. For the full year of 2019, Afya’s adjusted EBITDA reached R$319.7mn, with a margin of 38.6% under the same metrics.

	2H19 Guidance	Actual 2H19 results[2]	Achievement
Net revenues [1]	R$415-430mn	R$424.1mn
Adjusted EBITDA margin[2]	38-40%	39.5%

1.	Excludes acquisitions concluded during 2H19 – IPEC results (See full reconciliation of net revenues comparable with the guidance at page 14)

2.	Excludes the impact of the adoption of IFRS 16 and includes other adjustments. (See full reconciliation of Adjusted EBITDA margin comparable with the guidance at page 14)

4.	First Half 2020 Guidance

We are providing guidance to 1H20 including the successfully concluded admissions of new students for the first semester of 2020 and assuming a certain degree of potential impacts of the COVID-19 into our business along 1H20. The impacts contemplated in the guidance below assume the interruption of on-campus activities in light of authorities imposed lockdowns, with a significant portion of our non-practical educational activities being temporarily offered through our online platform (rather than on-site) and the calendar of our practical educational activities being rescheduled to when authorities allow on-campus activities to resume. Under these assumptions, we expect to partially mitigate the potential impact over our academic calendar and to our business results in 1H20.

The global Coronavirus outbreak is an unprecedented and rapidly evolving situation. It remains uncertain how long the situation will last and what the impacts will be in our business. When considering our guidance for 1H20, it is paramount that shareholders and the market in general be advised that the COVID-19 pandemic is still evolving in Brazil, authorities may maintain the lockdown for a longer or undefined extent of period of time, impose a more severe lockdown that could further affect our operations and/or take other actions not contemplated into our guidance that may adversely impact our business, all of which are outside of our control.

Our guidance for the 1H20 included herein may not be indicative of the results to be expected for the second half of 2020 and for the full year result and should not be construed as implying our results for the year ending December 31, 2020 or any other period.

Considering these caveats, the guidance for 1H20 is defined in the following table.

Guidance for 1H20	Important considerations
Net Revenues is expected to be between R$475 million – R$510 million

•

Includes UniRendentor starting February 1st, 2020

•

Excludes any other acquisition that may be concluded after the issuance of the guidance; thus, it excludes UniSL, which acquisition has not been concluded yet.

Adjusted EBITDA margin is expected to be between 45-46.5%

•

Includes UniRendentor starting February 1st, 2020

•

Excludes any other acquisition that may be concluded after the issuance of the guidance; thus, it excludes UniSL, which acquisition has not been concluded yet.

•

Includes the impact of the adoption of IFRS 16

5. Overview of 4Q19 and Full Year 2019 Results

Operational Review

Afya is the only player offering technological solutions to support students across every stage of the medical career, from undergraduate students in our medical schools through medical residency preparatory courses, medical specialization programs and continuing medical education.

The Company operates two distinct business units. The first (Business Unit 1 or BU1), is comprised of Undergraduate – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate. The Company also offers Residency Preparatory and Specialization Programs (Business Unit 2 or BU2). Revenue is comprised of fees from these programs.

Key Revenue Drivers	Fourth Quarter			Full Year
	2019	2018	% Chg	2019	2018	% Chg
Business Unit 1: Educational Services Segment
MEDICAL SCHOOL
Approved Seats	1,572	917	71.4%	1,572	917	71.4%
Operating Seats	1,222	917	33.3%	1,222	917	33.3%
Total Students	6,597	4,724	39.6%	6,597	4,724	39.6%
Tuition Fees (R$MM)	155,586	101,400	53.4%	550,208	302,480	81.9%
Medical School Average Ticket (R$/month)	7,861	7,155	9.9%	7.735¹	6.269¹	23.4%
UNDERGRADUATE HEALTH SCIENCE
Total Students	6,494	6,309	2.9%	6,494	6,309	2.9%
Tuition Fees (R$MM)	26,662	23,550	13.2%	98,488	59,271	66.2%
OTHER UNDERGRADUATE
Total Students	10,878	8,409	29.4%	10,878	8,409	29.4%
Tuition Fees (R$MM)	40,958	24,882	64.6%	145,631	65,303	123.0%
Business Unit 2: Prep Courses & CME and Medical Specialization
Active Paying Students
Prep Courses & CME	12,803	-	-	12,803		-
Medical Specialization	1,588	-	-	1,588		-
Revenue from courses (R$MM)	44,717	-	-	100,750		-

1. The full year average ticket was calculated dividing the number of students that we had in December 2018 and 2019 by the Proforma combined tuition fees divided by twelve, due to the acquisition of IESP and FADEP that were consummated on November 27, 2018 and December 5, 2018, respectively and the acquisition of FASA that were consummated on April 3,2019

Revenue Recognition and Seasonality

Two types of seasonality affect Afya’s business. The first is associated with the concentration of prep course revenues in the first and fourth quarters of each year, when new content (books and e-books) is delivered and revenues are recognized. The second is associated with the maturation of several medical schools, which leads to a higher enrollment base in the second half of each year. As a result, in a typical year, the first quarter is normally the strongest. The fourth quarter is normally the second strongest, followed by the third and second quarters, respectively. Finally, the second half of the year is normally stronger than the first half.

Revenue

Total Net Revenue for the three-months ended December 31, 2019 was R$220.8 million, an increase of 107.9% over the same period of last year. This increase was primarily driven by: (i) organic revenue growth, mainly due to the maturation of medical school seats; (ii) consolidation of the operating results of NOVAFAPI, FADEP, FASA and IPEC, which were acquired after September 30, 2018 and added 586 medical school seats to our total medical school seats base (BU1); and (iii) consolidation of the results of operations of IPEMED and Medcel (BU2).

For the twelve-months ended December 31, 2019, Net Revenue increased 124.8% to R$750.6 million, compared to R$334.0 million for the twelve-months ended December 31, 2018, as a result of the abovementioned factors. Pro forma Net Revenue was R$829.7 million for 2019 (see Pro forma Net Revenue reconciliation – item 13).

(in thousand of R$)	Fourth Quarter			Full Year
	2019	2018	% Chg	2019	2018	% Chg
Net Revenue Mix
Business Unit-1	176,129	106,240	65.8%	653,760	333,935	95.8%
Business Unit-2	44,717	0		100,750	0
Inter-segment transactions	0	0		-3,880	0
Total Reported Net Revenue	220,846	106,240	107.9%	750,630	333,935	124.8%
Total Pro Forma Net Revenue¹	220,846	-		829,731

1. Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019.

Adjusted EBITDA and Pro Forma Adjusted EBITDA

Adjusted EBITDA in three-months ended December 31, 2019 increased 127.0% to R$87.4 million, from R$38.5 million in the three-months ended December 31, 2018. Adjusted EBITDA margin increased 330 basis points to 39.6% in the three-months ended December 31, 2019, from 36.3% in the three-months ended December 31, 2018, reflecting the operational leverage, synergies obtained from recent acquisitions and improvements in cash collection driving lower provisions for doubtful accounts.

For the twelve-months ended December 31, 2019, Adjusted EBITDA increased 145.0% to R$293.7 million, compared to R$119.9 million for the twelve-months ended December 31, 2018. The Adjusted EBITDA margin was 39.1% and 35.9% for the twelve-months ended December 31, 2019 and 2018, respectively. Pro forma Adjusted EBITDA was R$321.8 million for the twelve-months ended December 31, 2019 (see the Adjusted EBITDA and Pro forma Adjusted EBITDA reconciliation – items 13)

Adjusted Net Income

During the three-months ended December 31, 2019, the Company reported Adjusted Net Income of R$71.8 million, compared to R$28.5 million in the three-months ended December 31, 2018, an increase of 151.7%, mainly reflecting synergies captured and margin expansion from the consolidation of recent acquisitions.

For the twelve-month period ended December 31, 2019, Adjusted Net Income was R$237.0 million, an increase of 137.4% from the twelve-months ended December 31, 2018 (see the Adjusted Net Income reconciliation – item 13).

Balance Sheet and Cash Flow

Cash and cash equivalents at December 31, 2019 was $943.2 million, compared to $62.3 million at year end 2018, and primarily reflects the proceeds from the IPO.

For the twelve-month period ended December 31, 2019, Afya reported an Adjusted Cash Flow from Operations of R$259.4 million compared to $80.3 million in 2018.

Operating Cash Conversion Ratio for fiscal year 2019 increased to 96.5% from 71.7% in fiscal year 2018.

(in thousand of R$)	Fourth Quarter			Full Year
	2019	2018	% Chg	2019	2018	% Chg
(a) Cash flow from operations	68,568	16,457	316.6%	299,215	80,318	272.5%
(b) Payment of lease liabilities (1)	-11,968	-	-	-39,779	-	-
(c) = (a) + (b) Adjusted cash flow from operations	56,600	16,457	243.9%	259,436	80,318	223.0%
Operations
(d) Adjusted EBITDA	87,414	38,515	127.0%	293,657	119,876	145.0%
(e) Non-recurring expenses:
- PDA Timing Adjustment (2)	-3,109	-	-	-	-	0.0%
- Integration of new companies (3)	1,814	2,776	-34.7%	6,301	3,411	84.7%
- M&A advisory and due diligence (4)	1,226	209	486.6%	2,752	366	652.0%
- Expansion projects (5)	2,162	41	5142.2%	3,685	392	840.1%
- Restructuring Expenses (6)	3,587	-506	-809.1%	12,139	3,656	232.0%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	81,734	35,995	127.1%	268,780	112,051	139.9%
(g) = (c) / (f) Operating cash conversion ratio	69.2%	45.7%	51.5%	96.5%	71.7%	34.7%

(1) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(2) Consists of provision for doubtful account (PDA) improvements, net of taxes, recognized in 4Q19 according to IFRS 9, but that relate to other quarters of 2019. The R$3.1mn adjustment is divided in R$1.2 relative to 3Q19 and R$1.9 relative to 1H19. There is no adjustment for the full year of 2019 since the quarterly adjustments net one another.

(3) Consists of expenses related to the integration of newly acquired companies.

(4) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.

(5) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(6) Consists of expenses related to the employee redundancies in conneciotn with the organizational restructuring of acquied companies.

6. Subsequent Events

Closing of UniRedentor Acquisition

On January 31, 2020, Afya announced the closing of the previously announced acquisition of 100% of UniRedentor. The aggregate purchase price was R$225 million, of which: (i) R$125 million was paid in cash on the closing date, and (ii) R$100 million is payable in five equal installments through May 2024, adjusted by the CDI rate. The acquisition contributed 112 medical school seats to Afya, with a potential 44 additional medical school seats subject to approval by the Brazilian Ministry of Education.

Afya Acquires UniSL

On February 21, 2020 Afya announced it agreed to acquire Centro Universitário São Lucas, or UniSL, a post-secondary education institution that offers on-campus, undergraduate courses in medicine in the State of Rondônia, for a total consideration of R$341.6 million. At the closing date, 70% of the purchase price will be paid in cash with the remainder payable in cash in three equal installments through 2023, adjusted by the CDI rate. If successfully concluded, this acquisition will contribute 182 medical school seats to Afya, with a potential upside of 100 additional seats already requested to MEC, which, if approved, could result in an additional payment of up to R$80 million, adjusted by the CDI rate.

Afya announces closing of Follow-on Offering of Class A shares

On February 11, 2020 Afya announced that it closed its follow-on public offering of 12,426,740 Class A common shares at a public offering price of $27.50 per share. Afya issued and sold 3,019,928 Class A common shares, and certain selling shareholders of Afya, including Crescera Educacional II Fundo de Investimento em Participações Multiestratégia, sold 9,406,812 Class A common shares. Afya estimates the net proceeds to it from the offering to be approximately US$86.6 million, after deducting underwriting discounts and commissions (before expenses). Afya will not receive any proceeds from the sale of Class A common shares by the Selling Shareholders.

7. Conference Call and Webcast Information

When: March 27, 2020 at 11:00 a.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luciano Campos, Chief Financial Officer Mr. Luis Andre Blanco, Ms. Renata Costa Couto, Head of Investor Relations

Dial-in: +1-877- 591-8865 (U.S. Toll-Free); +1-336-698-3012 (International). Conference ID: 2699538

Webcast: ir.afya.com.br

Replay: Available between March 27, 2020 until April 2, 2020, by dialing +1-855-859-2056 (U.S. domestic) or +1-404-537-3406 (International), conference ID: 2699538.

8. About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities. For more information, please visit www.afya.com.br

9. Forward – Looking Statements

This announcement, prepared by Afya Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended.  Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies, business plans, and guidance (if any), are forward-looking, and the words “anticipate,” “assume,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: (1) our ability to implement our business strategy;  (2) changes in government regulations applicable to the education industry in Brazil, both in the traditional and distance learning segments; (3) government interventions in education industry programs, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;  (4) changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions; (5) our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs; (6) the availability of government authorizations on terms and conditions and within periods acceptable to us; (7) our ability to continue attracting and retaining new students; (8) our ability to maintain the academic quality of our programs; (9) our ability to compete and conduct our business in the future; (10) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (11) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (12) the availability of qualified personnel and the ability to retain such personnel; (13) our capitalization and level of indebtedness; (14) the interests of our controlling shareholders; (15) a decline in the number of students enrolled in our programs or the amount of tuition we can charge; (16) changes in labor, distribution and other operating costs; (17) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (18) the effect on our business of general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business, including those effects derived from COVID-19; (19) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future, among others.  Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason. This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

1 - Includes the pro-forma results of Medcel, IPEMED and FASA, as if the acquisition had been consummated on January 1, 2019. See more information on "Unaudited Pro Forma Condensed Consolidated Financial Information”.

10. Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Proforma Revenue, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate our Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities, plus share-based compensation plus/minus non-recurring expenses. We calculate our Pro Forma Adjusted EBITDA as pro forma net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities plus share-based compensation plus/minus non-recurring expenses. We calculate Pro Forma Adjusted Net Income as (i) for the twelve months ended December 31, 2019, net income plus amortization of customer relationships and trademark plus/minus tax effect, and (ii) for the twelve months ended December 31, 2019, net income plus amortization of customer relationships and trademark, plus depreciation of right-of-use of assets plus interest expense of lease liabilities, minus payment of lease liabilities plus/minus tax effect, plus shared based compensation. We calculate Operating Cash Conversion Ratio as the cash flows from operations, adjusted with payment of lease liabilities divided by Adjusted EBITDA plus/minus non-recurring expenses.

We present Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income because we believe these measures provide investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted Net Income and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

11. Unaudited Pro Forma Condensed Consolidated Financial Information

The unaudited interim pro forma condensed consolidated statement of income for the twelve months ended December 31, 2019 is based on the historical unaudited interim consolidated financial statements of Afya, and gives effect of the acquisition of Medcel, IPEMED and FASA by Afya Brazil as if it had been consummated on January 1, 2019. Pro forma adjustments were made to reflect the acquisition of Medcel, IPEMED and FASA by Afya Brazil.

12. Investor Relations Contact

Renata Couto, Head of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail:  renata.couto@afya.com.br

13. Financial Tables

Interim condensed consolidated statements of income and comprehensive income

For the three- and twelve-months periods ended December 31, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

	2019	2018	2017

Net revenue	750,630	333,935	216,008
Cost of services	(308,853)	(168,052)	(124,065)
Gross profit	441,777	165,883	91,943

General and administrative expenses	(239,120)	(70,034)	(45,355)
Other income, net	2,594	599	2,755

Operating income	205,251	96,448	49,343

Finance income	51,689	10,428	5,222
Finance expenses	(72,365)	(8,154)	(3,586)
Finance result	(20,676)	2,274	1,636

Share of income of associate	2,362	-	-

Income before income taxes	186,937	98,722	50,979

Income taxes expense	(14,175)	(3,988)	(2,500)

Net income	172,762	94,734	48,479

Other comprehensive income	-	-	-
Total comprehensive income	172,762	94,734	48,479

Income attributable to
Equity holders of the parent	153,916	86,353	45,393
Non-controlling interests	18,846	8,381	3,086
	172,762	94,734	48,479
Basic earnings per share
Per common share	2.03	1.84	1.41
Diluted earnings per share
Per common share	2.02	1.81	1.41

Interim condensed consolidated statements of financial position

As of December 31, 2019 and December 30, 2018

(In thousands of Brazilian reais)

	2019	2018
Assets
Current assets
Cash and cash equivalents	943,209	62,260
Restricted cash	14,788	-
Trade receivables	125,439	58,445
Inventories	3,932	1,115
Recoverable taxes	6,485	2,265
Derivatives	-	556
Other assets	17,912	8,859
Total current assets	1,111,765	133,500
Non-current assets
Restricted cash	2,053	18,810
Trade receivables	9,801	5,235
Related parties	-	1,598
Derivatives	-	663
Other assets	17,267	10,380
Property and equipment	139,320	65,763
Investment in associate	45,634	-
Right-of-use assets	274,275	-
Intangible assets	1,312,338	682,469
Total non-current assets	1,800,688	784,918

Total assets	2,912,453	918,418

Liabilities
Current liabilities
Trade payables	17,628	8,104
Loans and financing	53,607	26,800
Derivatives	757	-
Lease liabilities	22,693	-
Accounts payable to selling shareholders	131,883	88,868
Advances from customers	36,860	13,737
Labor and social obligations	46,770	31,973
Taxes payable	19,442	6,468
Income taxes payable	3,213	282
Dividends payable	-	4,107
Other liabilities	376	1,993
Total current liabilities	333,229	182,332

Non-current liabilities
Loans and financing	6,750	51,029
Lease liabilities	261,822	-
Accounts payable to selling shareholders	168,354	88,862
Taxes payable	21,304	150
Provision for legal proceedings	5,269	3,465
Other liabilities	1,999	2,226
Total non-current liabilities	465,498	145,732
Total liabilities	798,727	328,064

Equity
Share capital	17	315,000
Additional paid-in capital	1,931,047	125,014
Share-based compensation reserve	18,114	2,161
Earnings reserves	115,916	59,807
Equity attributable to equity holders of the parent	2,065,094	501,982
Non-controlling interests	48,632	88,372
Total equity	2,113,726	590,354
Total liabilities and equity	2,912,453	918,418

Interim condensed consolidated statements of cash flows

For the twelve-months periods ended December 31, 2019 and 2018

(In thousands of Brazilian reais)

	2019	2018	2017

Operating activities
Income before income taxes	186,937	98,722	50,979
Adjustments to reconcile income before income taxes
Depreciation and amortization	73,152	9,078	4,023
Disposals of property and equipment	78	-	-
Allowance for doubtful accounts	15,040	7,714	2,914
Share-based compensation expense	18,114	2,161	-
Net foreign exchange differences	(13,321)	2,697	-
Net loss (gain) on derivatives	1,780	(1,219)	-
Accrued interest	24,002	1,856	20
Accrued lease interest	31,469	-	-
Share of income of associate	(2,362)	-	-
Provision for legal proceedings	(2,568)	(344)	-
Others	-	(11)	(638)
Changes in assets and liabilities
Trade receivables	(35,556)	(28,198)	(9,789)
Inventories	(236)	(593)	(140)
Recoverable taxes	(3,940)	(63)	(679)
Other assets	(7,403)	(3,304)	(314)
Trade payables	3,029	(1,528)	(2,377)
Taxes payables	4,940	(3,797)	(2,314)
Advances from customers	19,324	2,073	(1,594)
Labor and social obligations	6,124	(3,019)	5,872
Other liabilities	(10,881)	1,990	(3,323)
	307,722	84,215	42,640
Income taxes paid	(8,506)	(3,897)	(2,723)
Net cash flows from operating activities	299,216	80,318	39,917

Investing activities
Acquisition of property and equipment	(56,964)	(18,634)	(16,778)
Acquisition of intangibles assets	(64,745)	(3,053)	(4,288)
Acquisition of subsidiaries, net of cash acquired	(241,568)	(221,298)	-
Related parties	1,598	(594)	(1,004)
Restricted cash	7,530	(18,810)	-
Net cash flows used in investing activities	(354,149)	(262,389)	(22,070)

Financing activities
Payments of loans and financing	(75,093)	(6,492)	(1,135)
Proceeds from loans and financing	7,383	74,980	-
Payments of lease liabilities	(39,779)	-	-
Related parties loans	-	(106)	(484)
Capital increase	167,628	156,304	-
Dividends paid	(51,812)	(5,845)	(2,506)
Proceeds from inicial public offering	992,778	-	-
Share issuance costs	(79,670)	-	-
Net cash flows from (used in) financing activities	921,435	218,841	(4,125)
Net foreign exchange differences	14,447	-	-
Net increase in cash and cash equivalents	880,949	36,770	13,722
Cash and cash equivalents at the beginning of the year	62,260	25,490	11,768
Cash and cash equivalents at the end of the year	943,209	62,260	25,490

Reconciliation between Net Revenue and Pro-forma Net Revenue

(in thousand of R$)	Twelve months		Twelve months
	2019	Medcel + FASA + IPEMED NR Pre Acq.	2019
	Afya Brazil Historical (1)		Afya Brazil Pro Forma
Net Revenue	750,630	79,101	829,731

Reconciliation between Net Income and Adjusted Net Income

(in thousand of R$)

	Fourth Quarter			Full Year
	2019	2018	% Chg	2019	2018	% Chg
Net income	52,976	26,338	101.1%	172,762	94,734	82.4%
Amortization of customer relationships and trademark (1)	11,303	1,578	616.3%	36,077	2,945	1125.0%
Depreciation of right-of-use of assets (2)	5,209	0	0.0%	18,330	0	0.0%
Interest expense of lease liabilities (3)	8,132	0	0.0%	31,469	0	0.0%
Payment of lease liabilities (4)	-11,968	0	0.0%	-39,779	0	0.0%
Share-based compensation	8,250	625	1220.0%	18,114	2,161	738.2%
PDA timing adjustments net of taxes (5)	-2,052	0	0.0%	0	0	0.0%
Adjusted Net Income	71,850	28,541	151.7%	236,973	99,840	137.4%

(1) Consists of amortization of customer relationships and trademark recorded under business combinations.

(2) Consists of depreciation of right-of-use of assets recorded under IFRS 16 as from January 1, 2019.

(3) Consists of interest expenses of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(5) Consists of provision for doubtful account (PDA) improvements, net of taxes, recognized in 4Q19 according to IFRS 9, but that relate to other quarters of 2019. The R$3.1mn adjustment is divided in R$1.2 relative to 3Q19 and R$1.9 relative to 1H19. There is no adjustment for the full year of 2019 since the quarterly adjustments net one another.

Reconciliation between Net Income and Adjusted EBITDA

(in thousand of R$)

	Fourth Quarter			Full Year
	2019	2018	% Chg	2019	2018	% Chg
Net income	52,976	26,338	101.1%	172,762	94,734	82.4%
Net financial result	3,602	2,356	52.9%	20,676	-2,274	-1009.2%
Income taxes expense	4,473	850	426.2%	14,175	3,988	255.4%
Depreciation and amortization	22,449	4,901	358.0%	73,152	9,078	705.8%
Interest received (1)	1,952	925	111.0%	9,680	4,364	121.8%
Payment of lease liabilities (2)	(11,968)	0	-	(39,779)	0	-
Share-based compensation	8,250	625	1220.0%	18,114	2,161	738.2%
Non-recurring expenses:	5,680	2,520	125.3%	24,877	7,825	217.9%
- PDA Timing Adjustment (3)	(3,109)	0		0	0
- Integration of new companies (4)	1,814	2,776	-34.7%	6,301	3,411	84.7%
- M&A advisory and due diligence (5)	1,226	209	486.6%	2,752	366	652.0%
- Expansion projects (6)	2,162	41	5142.2%	3,685	392	840.1%
- Restructuring expenses (7)	3,587	(506)	-809.1%	12,139	3,656	232.0%
Adjusted EBITDA	87,414	38,515	127.0%	293,657	119,876	145.0%
Adjusted EBITDA Margin	39.6%	41.7%	+ 380 b.p	39.1%	52.6%	+ 260 p.p
Pro Forma Adjusted EBITDA (8)	87,414	-	-	321,843	-	-
Pro Forma Adjusted EBITDA Margin (8)	39.6%	-	-	38.8%	-	-
Pro Forma Adjusted EBITDA Excluding IPEC	85,534	-	-	319,720
Pro Forma Adjusted EBITDA Margin Excluding IPEC	39.2%	-	-	38.6%

(1) Represents the interest received on late payments of monthly tuition fees.

(2) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(3) Consists of provision for doubtful account (PDA) improvements, net of taxes, recognized in 4Q19 according to IFRS 9, but that relate to other quarters of 2019. The R$3.1mn adjustment is divided in R$1.2 relative to 3Q19 and R$1.9 relative to 1H19. There is no adjustment for the full year of 2019 since the quarterly adjustments net one another.

(4) Consists of expenses related to the integration of newly acquired companies.

(5) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(6) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(7) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

(8) See Pro Forma Adjusted EBITDA Reconciliation to Proforma Net Income.

Reconciliation between Net Income and Pro Forma Adjusted EBITDA

	Full Year	First quarter			Full Year
(in thousand of R$)	2019	2019			2019
	Afya Brazil Historical (1)	Medcel (2)	Pro Forma Adjustments	FASA + IPEMED EBITDA Pre Acq.	Afya Brazil Pro Forma
Net income	172,762	20,044	-5,315	-	187,491
Net financial result	20,676	65	0	-	20,741
Income taxes expense	14,175	1,409	0	-	15,584
Depreciation and amortization	73,152	1,726	5,315	-	80,193
Interest received (3)	9,680	0	0	-	9,680
Payment of lease liabilities (4)	-39,779	-228	0	-	-40,007
Share-based compensation	18,114	70	0	-	18,184

Non-recurring expenses:	24,877	0	0	-	24,877
Integration of new companies (5)	6,301	0	0	-	6,301
M&A advisory and due diligence (6)	2,752	0	0	-	2,752
Expansion projects (7)	3,685	0	0	-	3,685
Restructuring expenses (8)	12,139	0	0	-	12,139
Adjusted EBITDA	293,657	23,086	0	5,100
Pro Forma Adjusted EBITDA					321,843

(1) Represents the historical consolidated statement of income of Afya Brazil for the six months ended June 30, 2019.

(2) Represents the historical consolidated statement of income of Medcel for the period from January 1, 2019 to March 28, 2019.

(3) Represents the interest received on late payments of monthly tuition fees.

(4) Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.

(5) Consists of expenses related to the integration of newly acquired companies.

(6) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.

(7) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.

(8) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Reconciliation between Reported Net Revenues and Net Revenues Comparable with the Guidance

Net revenue references	R$mn	Sources and other information
A) Afya net revenue for 3Q19 (as reported)	206.7	3Q19 financial statements: Income statements
B) IPEC revenues in 3Q19	0.8	Afya’s internal management records
C) Afya net revenue for 3Q19 (comparable with guidance)	205.9	C = A-B
D) Afya net revenue for 4Q19 (as reported)	220.8	4Q19 financial statements: Income statements
E) IPEC revenues in 4Q19	2.6	Afya’s internal management records
F) Afya net revenue for 4Q19 (comparable with guidance)	218.2	F = D-E
G) Afya net revenue for 2H19 (comparable with guidance)	424.1	G =C+F
H) 2H19 guidance range	415.0 – 430.0	Press release of Sept 2, 2019
I) Afya pro forma net revenue for 1H19	402.2	Press release of Sept 2, 2019
J) Afya pro forma net revenue for FY19 (comparable with guidance)	826.3	J = G+I

Reconciliation between Reported Adjusted EBITDA Margin and Adjusted EBITDA Margin Comparable with the Guidance

Adjusted EBITDA references	R$mn	Sources and other information
A) Afya adjusted EBITDA for 3Q19 (as reported)	80.9	3Q19 earnings release
B) IPEC adjusted EBITDA in 3Q19	0.3	Afya’s internal management records
C) PDA timing adjustment	1.2	FY19 Financial statements
D) Afya adjusted EBITDA for 3Q19 (comparable with guidance)	81.8	D = A-B+C
E) Afya adjusted EBITDA for 4Q19 (as reported)	87.4	4Q19 earnings release
F) IPEC adjusted EBITDA in 4Q19	1.9	Afya’s internal management records
G) Afya adjusted EBITDA for 4Q19 (comparable with guidance)	85.5	G = E-F
H) Afya adjusted EBITDA for 2H19 (comparable with guidance)	167.3	H = D+G
I) Afya adjusted EBITDA margin for 2H19	39.5%	I = H/(G from table XX)
J) 2H19 adjusted EBITDA margin guidance range	38-40%	Press release of Sept 2, 2019
K) Afya adjusted EBITDA for 1H19	150.4	Press release of Sept 2, 2019
L) PDA timing adjustment	1.9	FY19 Financial statements; 4Q19 earnings release
M) Afya adjusted EBITDA for FY19 (comparable with guidance)	319.7	M = H+K+L
N) Afya adjusted EBITDA margin for FY19 (comparable with guidance)	38.7%	N = M/(J from Net Revenue reconciliation)